EXHIBIT 99.1

Golar LNG Partners LP Discloses Receipt of NASDAQ Cure Period Notice

HAMILTON, Bermuda, Oct. 15, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (the "Partnership") announced today that it has received a notice (the "Notice Letter") from the NASDAQ Stock Market LLC ("NASDAQ") detailing the terms of the cure period for the Partnership to regain compliance with Listing Rule 5605. The Notice Letter stems from Kate Blankenship's resignation from the board of directors of the Partnership (the "Board") on September 23, 2015, as previously disclosed by the Partnership in its Current Report on Form 6-K dated September 30, 2015.  With the departure of Ms. Blankenship, the audit committee of the Board (the "Audit Committee") is temporarily comprised of two members instead of the three members that is required pursuant to NASDAQ Listing Rule 5605.

The Notice Letter indicates that, consistent with NASDAQ Listing Rule 5605(c)(4), NASDAQ will provide the Partnership a cure period in order to regain compliance as follows: until the earlier of the Partnership's next annual meeting of limited partners or September 23, 2016; or, if the next annual meeting of limited partners of the Partnership is held before March 21, 2016, then the Partnership must evidence compliance no later than March 21, 2016.

Ms. Blankenship was appointed to the Board by Golar GP LLC, the Partnership's general partner (the "General Partner"), and the General Partner is, therefore, entitled to appoint her replacement on the Board.  The General Partner has advised the Partnership that it is evaluating potential candidates to replace Ms. Blankenship and that it expects to appoint a replacement well within the cure period.  The General Partner has further advised the Partnership that Ms. Blankenship's replacement will satisfy applicable NASDAQ standards for membership on the Audit Committee.  The Board, therefore, expects to appoint a third Audit Committee member within the cure period provided by NASDAQ Listing Rule 5605(c)(4).

Golar LNG Partners LP

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Finance Officer

Graham Robjohns - Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.